September 7, 2010

VIA EDGAR and FEDERAL EXPRESS

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Barnes & Noble, Inc.

Definitive Additional Soliciting Materials filed on Schedule 14A

Filed September 1, 2010

File No. 001-12302

Dear Ms. Duru:

On behalf of Barnes & Noble, Inc. (the “Company”), this letter responds to the letter dated September 3, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions of the Commission (the “Staff”) on the definitive additional soliciting materials on Schedule 14A (the “Definitive Additional Materials”), filed by the Company with the Commission on September 1, 2010.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment.

DEFA 14A filed September 1, 2010

1.	We note disclosure asserting that Mr. Burkle’s litigation and proxy contest are “baseless”. Please refrain from making similar unsupported claims in future filings. In this regard, we remind you of prior comment 4 of our letter dated August 23, 2010. All statements of opinion or belief should be characterized as such and a reasonable basis must exist for each assertion. Please reconfirm your understanding.

Response: The Company respectfully notes the Staff’s comment and will refrain from making unsupported claims in future filings. The Company reconfirms its understanding that statements of opinion or belief should be characterized as such and a reasonable basis must exist for each assertion.

2.	Please provide supplementally the New York magazine article referenced in the letter to shareholders.

Response: The New York magazine article referenced in the letter to shareholders is attached as Exhibit A hereto.

3.	We refer to disclosure on the last page of the letter advising shareholders to prevent Mr. Burkle from “destroy[ing]” Barnes & Noble. There does not appear to be a basis for the allegation that Mr. Burkle intends to destroy the company. Please avoid making this statement in future filings. Additionally, please avoid making any statements in soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Response: The Company respectfully notes the Staff’s comment and will avoid making the statement referenced in the Staff’s comment in future filings. The Company is mindful of Rule 14a-9 and will avoid making any statements in soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.

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As requested by the Staff in the Comment Letter, in connection with the Definitive Additional Materials filed by the Company with the Commission on September 1, 2010, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (212) 633-3245. Alternatively, you may contact Andrew R. Thompson at (212) 474-1802.

Sincerely,

/s/ Bradley A. Feuer
Bradley A. Feuer
Acting General Counsel
Barnes & Noble, Inc.

EXHIBIT A

The Billionaire and the Book Lover

Are Barnes & Noble founder Len Riggio and his nemesis Ron Burkle the only people in America who still want to own a mega-bookstore?

By Andrew Rice Published Aug 22, 2010

In mid-June, six weeks before he put his company and his legacy on the block, Leonard Riggio was sitting on the top floor of Barnes & Noble’s Flatiron headquarters, facing down the relentless forces of obsolescence. “I still like books,” he said, though it didn’t really need saying. All around him, in a conference room that evoked an elegant old library, were shelves lined with hardbound classics. Books had made Riggio a fortune. For decades, he had been delivering them to consumers at monumental scale in his ubiquitous superstores, a strategy that won him more fear than love in the world of publishing but made him arguably its most powerful player. Books had been very good to him, and now they were dissolving into the ether.

The founder, chairman, and guiding spirit of the company that calls itself the “world’s largest bookseller” is a slight, mustachioed 69-year-old with a Napoleonic temperament. But when he talks about books he fills with sentimentality. Riggio wanted to say something, but he couldn’t quite find the words, so he burst out of his chair and charged over to one wall. “I don’t know how you can intellectualize this,” he said, “but a book is …” To continue his thought, he pulled down a copy of The Count of Monte Cristo, shook it, felt its substance. “This bound volume of Dumas is content. We have to understand people want to own this content. They want this. It’s very important.”

Riggio was trying to say that, whatever becomes of books as physical objects in this new age of digital distribution, he is certain people will still pay for the pleasure of reading. Assuming he’s right, the more pertinent question is whether they will be spending their money at a Barnes & Noble. Sales numbers are down, and the company is valued at a third of what it was worth four years ago. If it is to avoid the fates of Tower Records and Blockbuster, it will have to figure out how to compete in a world where prices are falling and nimble competitors like Amazon and Apple are offering in actuality what the superstore bookseller used to promise only figuratively: immediate, cheap, and limitless selection.

To counter the threat, albeit belatedly, Riggio has radically retrenched his company, replacing its veteran CEO— his own brother, Stephen—with William Lynch, an executive whose experience is in e-commerce, not bookselling. Last fall, Barnes & Noble unveiled the Nook, its answer to Amazon’s Kindle, igniting a price war that has since driven the cost of an e-reader down to around $150. Riggio is wagering that a strategy combining bricks-and-mortar stores with high-volume digital sales can be profitable, and in June he was pleading for a little patience. “We’ve been around long enough that I think it’s appropriate for us to look at our business in terms of a decade in the future and not next month,” he told me. But it turned out he didn’t have the luxury of time.

Ever since the markets crashed in 2008, Riggio has had to worry about restive shareholders—and the ominous intentions of one in particular: the billionaire Ronald Burkle, a longtime acquaintance who has lately been positioning himself for a potential hostile takeover bid. Burkle is interested in Barnes & Noble’s formidable brand and its valuable real estate, but he’s not particularly passionate about books, and he has made clear his distaste for how Riggio has run the company. Over the course of a year, as their conflict has escalated from an exchange of angry letters to a lawsuit—and finally to a battle at September’s annual shareholder meeting, where Riggio himself could be ousted from the company board—a larger question has hung in the air: Who really wants to own a bookstore anymore, let alone 1,357 of them?

If you want to understand what Len Riggio has spent his life building, and what he might lose, drive out to the New Jersey Turnpike. Right off Exit 8A, you’ll find a million-square-foot warehouse, Barnes & Noble’s East Coast distribution hub. Built just five years ago, it’s four stories tall and long enough to fit the Empire State Building sideways; inside, it looks like something dreamed up by Fritz Lang or Willy Wonka. Workers scoot around on three-wheeled bicycles beneath an elevated latticework of conveyer belts and wire baskets that climb and descend like gondolas. The air is full of the musty scent of paper. Books arrive by the truckload and are routed into storage, where they await the call from the superstores (which offer up to 200,000 titles) or orders on the company’s website. Barnes & Noble says that the warehouse stocks at least two copies of every title in print.

At this year’s BookExpo America, the buzz on the floor of the Javits Center was all about Editions, Google’s soon-to-debut online bookstore, which harnesses the capacity of the digital “cloud” to deliver e-books to consumers. At Barnes & Noble’s warehouse, workers in blue smocks—known as “pickers”—perform the same task in a labyrinth of shelves. The process isn’t as elegant as the click of a download button. But for Barnes & Noble, it’s profitable: Under the prevailing system, it pays $13 wholesale for a hardcover book that retails for $26. With e-books, margins are far lower—as of now, typically in the neighborhood of $3 or $4.

Barnes & Noble launched the Nook last fall and

says it is now its best selling product. Display

counters—or “shrines”—have been installed in stores.

(Photo: John Ciombor/New York Magazine)

You might wonder why a company would care to trade one sale for the other, and plenty of people think there’s nothing wrong with the old ink-and-paper technology. “Most book buyers buy fewer than five print books a year,” says Michael Norris, of the market-research firm Simba Information. “They do not need a $100-plus device to help them consume a $5 paperback.” While digital-book sales are a substantial and fast-growing market segment—the firm Forrester Research estimates that they will amount to $500 million in 2010—they still represent just a fraction of the $24 billion U.S. book market. Skeptics question why Barnes & Noble would move out of its terrestrial stronghold, where it still does billions in sales. But Riggio knows that retail business models are constructed on precisely honed profit expectations, and with store sales down about 5 percent over the past year, he seems to have reasoned that he faces a stark choice: He can poach his own customers, moving into the digital realm and figuring out the economics later, or he can see them be poached by others.

A decade ago, when the Internet was just beginning to make its power felt, Riggio told a reporter that sometimes “I wake up and say that any business created before 1997 is going to be a fossil by the year 2010.” So give the man credit for prescience. Riggio has always prided himself on his ability to see the next plot twist coming. He’s the guy who started as a student clerk at the NYU college bookstore, making $1.10 an hour, and who dropped out to open a competing place, buying the old and ailing Barnes & Noble store on Fifth Avenue in 1971. He immediately began to expand. “There are 30,000 mini-delicatessens in American bookselling,” Riggio told Forbes in 1976, “and we are the only supermarket.” Through discounts and salesmanship, he put a lot of those delis, the independent bookshops, out of business, riding a wave of retail consolidation to build his nationwide chain. Snobs sneered at the superstore formula, but Barnes & Noble brought more books, at low prices, to every corner of the country.

Riggio sees this expansion of the literary marketplace—its “democratization,” he calls it—as his career’s great accomplishment, one for which he’s never been given proper due. In the nineties, publishers tended to regard him as a menacing vulgarian. Riggio felt that such treatment—like the inevitable references to his Bensonhurst upbringing and his cabdriver father (“this Italian tough-guy shit,” as he puts it)—was a product of ingrained elitism. “People in the world of literature,” he once said, “tend to look down on people who make a profit.”

Barnes & Noble began as a family business, and though it went public in 1993, Riggio never stopped running it like his personal domain. He brought his much younger brother Steve up through the ranks, eventually installing him as CEO. On the side, Riggio also made a wide variety of private investments, many of which were intertwined with the Barnes & Noble business. There was, for instance, the personally owned chain of college bookstores, which also went by the name Barnes & Noble, and which reimbursed the public company for shared office and warehouse space. The public company, in turn, paid the private one for the use of a Bombardier jet. Barnes & Noble contracted with a trucking company partially owned by another Riggio brother, Jimi, a deal worth millions a year.

Then there was the case of GameStop, a video-game retailer Riggio acquired out of bankruptcy for $59 million in 1996 and sold three years later for $218 million to Barnes & Noble, which invested $400 million in the chain and then spun it off in an IPO. “I believe Barnes & Noble shareholders made in excess of $2 billion on GameStop,” Riggio says. He did pretty well himself: He remains GameStop’s largest individual shareholder, and over the past four years he’s sold off around $250 million of its stock.

All of these transactions were duly disclosed in SEC reports and judged fair by the Barnes & Noble board, but they certainly raised eyebrows. “A lot of people thought, ‘It’s very cozy,’” says one former company executive. As long as business was good, though, no one aired any serious objection to Riggio’s overlapping interests.

And business was good for a very long time. It is surprising, in retrospect, that a company built around the virtue of exhaustiveness—of aspiring to shelve every single book—could fail to recognize the delivery potential of the Internet. But even after Amazon launched in 1995, roaring past Barnes & Noble and its lagging dot-com efforts, there was still a feeling within the company that everything was fine as long as the stores churned out money. The company’s retail people saw Borders as the real competition, and were fickle about investing in technology. “It was kept at a certain level,” says Daniel Blackman, a former Barnes & Noble web executive. “Enough to be meaningful but not enough to cannibalize.”

In the late nineties, Barnes & Noble introduced an early e-reader, and it debuted an e-bookstore in 2001. Launching into digital books was a bold, potentially transformative move. But the e-books initiative was plagued by bad luck—including a launch date of September 11—lack of support from publishers, and primitive technology; Barnes & Noble pulled the plug in 2003. With the benefit of hindsight, Riggio realizes that the company blew a crucial opportunity. “We were too early,” he said. “Too early is as bad as too late in business.”

Amazon launched the Kindle in November 2007, and Barnes & Noble has been trying to play catch-up ever since. It introduced the Nook last October. After a bumpy rollout, it has begun to make inroads with book buyers, and the company says the Nook is now its best-selling product. Still, Barnes & Noble is running far behind Amazon, which claims a 70 to 80 percent market share. Earlier this summer, Amazon announced that it now sells more e-books than hardcover books.

“Any business created before 1997 is going to be a fossil by the year 2010,” Riggio said a decade ago.

Len Riggio knows where he wants Barnes & Noble to end up: in a world, perhaps just over the horizon, where selling books is profitable, whether they are physical or digital, sold in stores or online. The problem is no one in the publishing industry quite knows how to get there, and at times Riggio has seemed overwhelmed by the task. During the gloomy period following the 2008 crash, people who interacted with him say he talked with startling pessimism. It was a trying time, both for the book business and for Riggio personally. His brother Steve, confronting an illness in the family, was scaling back his involvement as chief executive. Len ended up filling the breach, overseeing the effort to counter the Kindle, even as he tried to deal with the recession. In October 2008, Riggio penned an open letter—he’s a big letter-writer—to his employees, later republished in The Wall Street Journal. He wrote that while Barnes & Noble planned “to be around for a long time,” tough times would be coming as shoppers abandoned stores. “The result will be a ‘Darwinian’ environment,” he wrote, “and the retail species will have to adapt or face extinction.”

It was around this time that the salesman who once compared his bookstore to a supermarket came face-to-face with a new enemy: Ron Burkle, a man who had made his fortune in actual supermarkets. A tabloid regular best known for his associations with beautiful women and his remunerative friendship—now cooled—with Bill Clinton, Burkle started out by buying and consolidating grocery chains through his private-equity firm Yucaipa. He now had $7 billion in his coffers, broadening interests, and a plan to go bargain hunting. He loved the Barnes & Noble brand and, coming from outside the publishing industry (and, therefore, not prone to its apocalyptic mind-set), saw potential in the company’s greatest asset: its many well-placed stores, which, theoretically, could move on to selling other items should the physical book sales continue to wane.

That November, Burkle called Riggio, who held around 30 percent of Barnes & Noble’s stock. They knew each other well: As a private investor, Riggio had a multimillion-dollar interest in Source Interlink—a wholesale company controlled by Burkle—which was Barnes & Noble’s primary supplier of music, videos, magazines, and newspapers. That company was headed toward bankruptcy, but despite this, the two men kept up a friendly pretense. Burkle told Riggio he might be buying a significant amount of Barnes & Noble’s stock, and in late 2008, he acquired about 8 percent of the company.

Burkle followed up by inviting Riggio to a meeting at Gemma, the restaurant at the Bowery Hotel, where he was living at the time. He had some ideas. Instead of chasing Amazon’s technological lead, why not partner with Microsoft or Hewlett-Packard, which could use Barnes & Noble’s prime floor space to showcase new devices? He’d also opened a discussion with hedge-fund manager Bill Ackman, the largest shareholder in Borders, which was close to bankruptcy. “I said, ‘Len, there has to be at least one Borders store that you would love to have,’” Burkle would later recall. “‘And my guess is that there are a hundred Borders stores that you would love to have.’”

Riggio was wary. “Ron Burkle is a deal-maker,” he later said in court, after their relationship had deteriorated into litigation. “He likes to put things together.” But Riggio really didn’t think much of the magnate’s ability to run the companies that he mixed and matched, and he certainly didn’t believe that Burkle understood bookselling. Riggio claims he told Burkle he didn’t want him buying Barnes & Noble stock, and while there was nothing he could do about that, he certainly wasn’t going to take his strategic advice about Borders. He told Burkle the same thing he was saying to everyone else: He didn’t want to sink money into bricks-and-mortar retail, not when the book business was going through sweeping change.

The two men differ on how they left the conversation. Burkle says he dropped the Borders proposal, while Riggio claims that he kept pushing it on out to the hotel’s lobby.

What’s undisputed, though, is that Riggio left out one pertinent detail. At that very moment, as he disavowed any interest in expanding his retail footprint, his board was considering a proposal, ultimately approved, to acquire 624 Barnes & Noble college bookstores—the ones that personally belonged to Riggio and his wife. In all, the Barnes & Noble shareholders committed to pay them more than $500 million.

Riggio contends that it’s unfair to compare the college stores to retailers like Borders, saying they operate in a specialized niche that has proven resistant to recessionary cycles. Back in the eighties, when he started taking on debt and private- equity partners to fund his mass-market expansion, he’d kept them as a separate, very profitable corporate entity. “The world is blurred now,” Riggio says, because book buyers may soon be carrying everything they read—textbooks, novels, magazines—on a single e-reader. He explains that it had become important to “reunite” the company “for the purpose of having a single platform.” But when the deal was announced last August, Burkle was outraged, as were many others. It looked like Riggio had enriched himself at the public company’s expense, leaving Barnes & Noble indebted and deeply invested in the one sector of the market—textbooks—that appeared most likely to go digital in the short-term. In the week after the sale was announced, Barnes & Noble’s stock dropped another 20 percent, and several institutional shareholders filed suit, alleging that Riggio had “systematically abused his power” and had filled the company’s board with pliant cronies.

Burkle didn’t join the lawsuit, but he sent an angry letter to Riggio. “You don’t need to do this,” he wrote. “It’s not right for the company and it’s horrible for your reputation.” Riggio didn’t respond to the letter, but he was alarmed. He thought Burkle’s talk of “reputation” was particularly rich. In an e-mail to board members, Riggio claimed that in their past dealings, Burkle had boasted about his relationship with Bill Clinton, how it would “ultimately open doors” to leveraged-buyout opportunities. “He told me he saw himself as a ‘humanist,’ perhaps owing to his associating with the former president,” Riggio wrote. “This was all the proof I needed to my growing suspicion that he was delusional.” Riggio also complained that he was “the largest single sucker” in the ruinous investment in Source Interlink.

“What I realized then, and I now know with conviction,” Riggio wrote, “is that this guy actually believes that all the distasteful things he does are virtuous. Therefore it is an absolutely no-win situation to engage him in a game he loves to play.”

In November, Burkle bought more stock, upping his stake to almost 20 percent. The Barnes & Noble board convened a hasty conference call. According to several sets of handwritten notes taken by participants, Riggio outlined what he saw as a “clear and present danger.” Riggio was concerned about another major shareholder, Aletheia Research and Management, whose chief executive was on friendly terms with Burkle and had followed him into several previous investments. Burkle has consistently denied that the two firms are working in concert, despite several suspiciously timed meetings. But Riggio raised the specter of the investors’ joining to take “creeping control.” Riggio told the board he had no desire to negotiate with Burkle. One participant wrote in her notes: “He’s dangerous with other people’s money.”

The board voted to insert a “poison pill” into the corporate bylaws—a defensive measure designed to prevent anyone other than Riggio from amassing more than 20 percent of Barnes & Noble’s stock. In response, Burkle sent another bellicose letter. “You took a half a billion dollars off the table and our share price took it in the chin,” he wrote, adding of the poison pill, “You threw down the gauntlet and in my mind declared war.”

The tension continued to mount over the course of this year. In May, Burkle filed a lawsuit in Delaware accusing Riggio of using Barnes & Noble as a “personal piggy bank”

and seeking to void the poison-pill measure. During the a trial in July, Riggio sat with arms crossed, glowering as Burkle’s attorneys tried to paint him as a self-interested tyrant. They played a snippet of a taped deposition, in which the company founder said the poison pill “was about me and my family.” Ultimately, however, a Delaware judge issued a judgment in Riggio’s favor, writing that “being neither Goober Pyle or Kenneth Parcell,” he didn’t believe Burkle when he denied he was collaborating with Aletheia, and finding that Riggio’s fear of a takeover threat was therefore justified.

Throughout the trial, Riggio seemed most intent on countering allegations he saw as an affront to his reputation. All his intermingled interests, he told me, were the product of a long and successful history that stretched back to the beginnings of his business, selling textbooks to NYU kids. “If we start out with the first store we had, the bookstore, it spawned all these companies, so inevitably … by their very nature, they’re connected to one another,” Riggio said. “What do you want me to do, go away?”

Difficult as it may be to contemplate a Barnes & Noble without Riggio, he no longer fully controls the fate of his company. Burkle’s actions set in motion a chain of events that led to an announcement in early August that the board would be soliciting sale offers. “When he came on the scene, this thing was firmly in the hands of the Riggio brothers, whereas now it’s totally up for grabs,” said Lloyd Greif, a Los Angeles–based investment banker who is friendly with Burkle. “The question is, Is this something [Burkle] wants to jump-ball for?”

On this crucial issue, Burkle has thus far played coy. On August 18, I visited him in the living room of his downtown Broadway loft, a former private-events space furnished with a grand piano, an illuminated bar, and a fireplace with bare-breasted nymphs carved into its wood mantelpiece. “I’m not trying to get control, I just think that with the issues in front of the company, you need new, independent board members,” Burkle told me.

Immediately after the Delaware judge’s decision, he announced that he would run a slate of candidates against the three company nominees—including Riggio himself—who are up for election to Barnes & Noble’s board at the annual shareholder meeting September 28.

“This is not a battle between Len and I, even though that’s what everyone wants it to be,” he told me. But in the next breath, Burkle said that now that Barnes & Noble’s board was looking for a buyer, he would certainly consider a bid. Indeed, back when he first invested, he had considered making a $25-per-share offer to shareholders, and with the stock currently trading at around $15, the company could almost certainly be had for less today. “I think people will continue to buy books,” Burkle said. “But even if we’re wrong, Barnes & Noble will still be alive for five or ten more years. They really should be the last store standing.”

“With Len, you’re either on the good-guy list or the bad-guy list,” says Burkle. “I’m on the bad-guy list.”

If Burkle thinks he’d make a better owner, he’ll have to get past Riggio, whose large stake remains a practical impediment. Some have suggested that a rapprochement between the two—allying to buy out the other shareholders—might be the most reasonable resolution. Burkle, however, rejected the idea. “I think it’d be hard to take anything private with Len,” he said. “He has way too many conflicts.” Before Burkle filed papers announcing his board challenge, the two sides had come close to negotiating a last-minute settlement, in which he would accept board seats in return for supporting Riggio, but the deal fell apart overnight. “With Len, you’re either on the good-guy list or the bad-guy list, and I think I’m on the bad-guy list,” Burkle said.

Riggio’s recent moves—such as his decision to exercise options to buy a million shares at an above-market price—suggest he is girding for a showdown. On the same day the board put the company up for sale, Riggio announced that he would be looking at putting together a bid. The financial rumor mill has bandied about names of a few possible outside buyers, but there’s been no notable enthusiasm, and Riggio may be calculating that he will be able to buy the chain on the cheap, because no one values bookstores as much as he does anymore. Sad to say, he’s probably right.

By taking the company private, Riggio could rid himself of a nemesis—assuming his offer is high enough to placate Burkle—and unshackle himself from the expectations of shareholders, who have objected to his redirecting cash from stores “into the teeth of the digital book revolution,” as a Goldman Sachs research report put it. This would free him to focus his efforts on reinventing the company around the Nook.

Of all the changes underway at Barnes & Noble, perhaps the most significant may be Riggio’s decision to appoint William Lynch as CEO. Lynch, who was previously an executive at the Home Shopping Network’s website, doesn’t work at the Barnes & Noble headquarters on Fifth Avenue but at the Chelsea offices of the web operation. He is still learning his way around the literary world—“My first year here was sort of a La Femme Nikita training on the book industry,” he says—and he sees his appointment as “a not-subtle signal” about the bookseller’s future. “We’re morphing into a retail and technology company. We’re purveyors of content, and I don’t think anybody at this company would say we sell physical books. We do sell that, but that’s not how we define ourselves.” As Lynch sees it, the superstores can serve as platforms for marketing their own replacement technology. Walk into any Barnes & Noble, and the first thing you’ll see is what Lynch calls the “shrine”—a counter where salespeople introduce the Nook.

People involved with the Nook’s development say Riggio threw himself into the process, and now he sees digital bookselling as the continuation of a lifelong theme. “The thing that excites me most about the digital revolution,” Riggio told me, “is the possibility of further democratization of the worlds of knowledge and literature.” Yet for all his newfound enthusiasm, he still can’t imagine a world in which the bookstore—or what he likes to call the “cultural piazza”—is replicated by a piece of plastic.

“We believe bookstores will exist all during and after this revolution,” he said. “We’re just absolutely convinced, both as citizens and as businesspeople, that bookstores are going to be important to the American culture.” But for all the brave talk, Riggio also sounded genuinely run-down. “You know, I’m going through a thing—the record shows how old I am,” he said. “I’m going through, you know, like, ‘Oh my God, do I need this? At this period in time, to be as busy as I am?’” Partly, he complained, this was due to the difficulty of “coaching” a new generation. “I have to tell you, William himself has caused me to be even busier.” But it can’t be easy, either, fighting a two-front struggle, facing on the one side an antagonist who looks all-too- familiar, and on the other, a force he still can’t quite get his mind around.

“If this was a Nook,” Riggio said as he flipped through the pages of The Count of Monte Cristo, “I just look at is as, well, here are the pages, and we magically erase the pages and another book appears.” As a business strategy, he was wagering that this convenience would inspire readers to spend more. But personally, Riggio remains unswayed. He doesn’t use his own Nook. “I like to hold the book instead of the device,” he said. “I would rather own multiple books than a single book that carries everything.” For most of his long career, Riggio has been the innovator, the opportunistic instrument of creative destruction. Now, as he nears the final chapter, he is discovering what it means to be old-fashioned.